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Ralph V. De Martino 202.724.6848 rdemartino@schiffhardin.com

September 15, 2015

VIA SEC EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jay Ingram, Legal Branch Chief
Asia Timmons-Pierce, Staff Attorney

	Re:	China Ceramics Co., Ltd.
Registration Statement on Form F-3
Filed August 21, 2015
File No. 333-206516 (the “F-3 Filing”)

Dear Mr. Ingram:

On behalf of China Ceramics Co., Ltd. (the “Company”), we are writing in response to the comments of the staff of the Commission (the “Staff”) on the F-3 Filing as transmitted by a letter dated September 8, 2015 (the “Comment Letter”) to Edmund Hen, Chief Financial Officer of the Company. The answers set forth herein refer to each of the Staff’s comments by number. This letter sets forth the Company’s proposed disclosures and responses to the Comment Letter. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses. An amended filing to the F-3 Filing (the “Amended F-3 Filing”) reflecting changes in response to your comments is being filed today via the Commission’s EDGAR system.

Exhibit 5.1

1. Please obtain and file a revised legality opinion that opines on whether the debt securities will be a binding obligation of the registrant under the law of the jurisdiction governing the indenture agreement. We note that the form of indenture agreement filed as Exhibit 4.5 indicates that the indenture and the debt securities will be governed by, and construed in accordance with, the internal laws of the State of New York. For guidance, please refer to Section II.B.1.f. of Staff Legal Bulletin 19.

Response: A copy of the revised Exhibit 5.1 legal opinion addressing the above comment is filed as an exhibit to the Amended F-3 Filing.

September 15, 2015

2. Please obtain and file a revised legality opinion that opines whether the warrants will be a binding obligation of the registrant under the law of the jurisdiction governing the w arrant agreement.

Response: A copy of the revised Exhibit 5.1 legal opinion addressing the above comment is filed as an exhibit to the Amended F-3 Filing.

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Please feel free to contact the undersigned at 202-724-6848 with any questions.

Very truly yours,

/s/	Ralph V. De Martino
Ralph V. De Martino

Cc:	Edmund Hen, CFO
Alec Orudjev, Esq., Schiff Hardin LLP